Exhibit 99.2

Shell acts to reinforce business resilience and financial strength

The Hague, March 23, 2020

As the COVID-19 virus spreads across the world - seriously impacting people’s health, our way of life and global markets - Shell is putting the safety and health of our people and customers first, along with the safe operations of all our businesses.

At the same time, we are taking decisive action to reinforce the financial strength and resilience of our business so that we are well-positioned for the eventual economic recovery.

“As well as protecting our staff and customers in this difficult time, we are also taking immediate steps to ensure the financial strength and resilience of our business,” said Ben van Beurden, Chief Executive Officer of Royal Dutch Shell. “The combination of steeply falling oil demand and rapidly increasing supply may be unique, but Shell has weathered market volatility many times in the past.”

“In these very tough conditions, I am very proud of our staff and contractors across the world for maintaining their focus on safe and reliable operations while also ensuring their own health and welfare and that of their families, communities and our customers.”

In order to deliver sustainable cash flow generation, Shell is actively managing all our operational and financial levers – from focusing on maintaining safe and reliable operations each day to reducing capital spend and operating expenses.

Today, we are announcing that we have embarked on a series of operational and financial initiatives that are expected to result in:

  reduction of underlying operating costs by $3-4 billion per annum over the next 12 months compared to 2019 levels;
  reduction of cash capital expenditure to $20 billion or below for 2020 from a planned level of around $25 billion; and
  material reductions in working capital.

Together, these initiatives are expected to contribute $8 - 9 billion of free cash flow on a pre-tax basis. Shell is still committed to its divestment programme of more than $10 billion of assets in 2019-20 but timing depends on market conditions.

The Board of Royal Dutch Shell has decided not to continue with the next tranche of the share buyback programme following the completion of the current share buyback tranche.

We will continue to review the dynamically evolving business environment and are prepared to take further strategic decisions and consider changes to the overall financial framework as necessary.

In the current environment, Shell’s financial resilience is fundamental to continued investment in our strategic priorities. Shell seeks to maintain strong financial credit metrics and ensure it has a robust balance sheet to manage volatility. Shell’s liquidity remains strong, with around $20 billion in cash and cash equivalents, $10 billion of undrawn credit lines under our revolving credit facility and access to our extensive commercial paper programmes.

Read about Shell’s global response to COVID-19 at https://www.shell.com/covid19.html

Shell will publish its next quarterly update note on 31 March 2020 and release its Q1 2020 results on 30 April 2020.

Notes to editor

  Divestments of around $5 billion of assets were completed in 2019
  Current share buyback tranche refers to the $1 billion share buybacks announced on 30 January 2020
  Shell is rated AA- with negative outlook by S&P and Aa2 with stable outlook by Moody’s

Royal Dutch Shell plc

Royal Dutch Shell plc

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Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 23 March 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This announcement may contain references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70